UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

743494106

(CUSIP Number)

Samuel S. Lee

c/o Prospect Medical Holdings, Inc.

10780 Santa Monica Blvd., Suite 400

Los Angeles, CA 90025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 743494106

1	NAME OF REPORTING PERSONS Samuel S. Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125,768

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 6,125,768

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,125,768

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*

14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on a total of 20,280,300 shares of Common Stock outstanding, according to records of the Issuer.

This filing is being made to amend the Schedule 13D previously filed by Samuel S. Lee on August 20, 2007, as amended to date (the “Original Schedule 13D Filing”), solely to amend Items 4, 5(a)-(c), 6 and 7.  Other than as disclosed herein, there have been no changes to the information previously reported in the Original Schedule 13D Filing.

Item 4.	Purpose of Transaction.

On August 20, 2008, the Issuer awarded a total of 1,956,250 options to purchase Common Stock of the Issuer (the “Options”) to Samuel S. Lee in connection with his employment as Chief Executive Officer of the Issuer, Chief Executive Officer and sole Manager of the Issuer’s Alta Hospital Systems, LLC subsidiary, and an officer of certain other subsidiaries of the Issuer. The Options were awarded as incentive compensation.

A total of 500,000 Options were awarded to Mr. Lee under the Issuer’s 2008 Omnibus Equity Incentive Plan (the “Plan”), of which 113,634 Options were issued as incentive stock options and 386,366 Options were issued as non-qualified stock options. A total of 1,456,250 Options were awarded to Mr. Lee outside of the Plan as non-qualified stock options and were granted subject to stockholder approval. All Options have a five-year term. The Options issued under the Plan have vested or will vest one-third on the date of grant, one-third on March 19, 2009, and one-third on March 19, 2010. The Options issued outside of the Plan vested or will vest 833,333 on the date of grant, 311,459 on March 19, 2009, and 311,458 on March 19, 2010.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Lee for purposes of this Statement is 6,125,768. This number includes 1,000,000 shares that Mr. Lee has a right to acquire upon the exercise of Options which vested immediately on the date of grant.  The 956,250 shares underlying unvested Options are not included in that total. The shares beneficially owned represent approximately 28.8% of the class, based on a total of 20,280,300 shares of Common Stock outstanding, according to records of the Issuer. Mr. Lee has sole voting and dispositive power as to all of such shares.

(c)   The information set forth in Item 4 above is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Options are summarized in Item 4 and incorporated herein by reference. The terms of the 113,634 incentive stock options and 386,366 non-qualified stock options issued under the Plan have been memorialized in option agreements in substantially the form attached as Exhibits 9 and 10 to this statement. The 1,456,250 Options issued outside of the Plan are set forth in a non-qualified stock option agreement in the form attached as Exhibit 11 to this statement.

Item 7.	Material to be Filed as Exhibits.

9)      Form of Incentive Stock Option Agreement for grants of incentive stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan

10)    Form of Non-Qualified Stock Option Agreement for grants of non-qualified stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan

11)    Non-Qualified Stock Option Agreement between the Issuer and Samuel S. Lee, effective as of August 20, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 26, 2008
Date
/s/ Samuel S. Lee
Signature
Samuel S. Lee
Name/Title

EXHIBIT INDEX

9)             Form of Incentive Stock Option Agreement for grants of incentive stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan

10)           Form of Non-Qualified Stock Option Agreement for grants of non-qualified stock options to participants under the Issuer’s 2008 Omnibus Equity Incentive Plan

11)           Non-Qualified Stock Option Agreement between the Issuer and Samuel S. Lee, effective as of August 20, 2008